May 16, 2007

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re: File No. 1-10348 (Precision Castparts Corp.)

Dear Mr. Cash:

We received your letter dated May 1, 2007 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 2, 2006

Financial statements for the Fiscal Year Ended April 2, 2006

Summary of Significant Accounting Policies - Environmental Costs, page 44

1.	We read at the end of the third bullet point of your response to our prior comment 2 that “the Company does not believe there is a reasonable possibility that a loss exceeding the amounts already accrued for our environmental matters (either individually or in the aggregate) would be in an amount that would have a material adverse effect on the Company’s consolidated financial position, results of operations, cash flows or business.” Given the disclosure on page 44 of your Form 10-K, we assume that the statement in your response to our prior comment is limited to your non-Superfund sites other than your facility in North Grafton, Massachusetts. If our understanding is correct, please confirm to us that your future disclosures will include the following; otherwise, please reconcile your previous response to the disclosure in your Form 10-K.

•	Please quantify the amount of your accrual that relates to Superfund sites versus non-Superfund sites, as we believe that this is important information to your investors.

•

Please disclose, if true, that almost all of your Superfund sites are in the final remedy implementation stage, and as a consequence, the liability for these sites is subject to significantly less uncertainty than that associated with newly discovered contaminated sites.

•

Please disclose, if true, that the accrual for your non-Superfund sites includes both asserted and unasserted claims, and these sites are in various stages of the investigation and remediation process.

•

It appears from your response that you may not believe there is a reasonable possibility that adjustments to your accruals for either your Superfund sites or your non-Superfund sites excluding the North Grafton, Massachusetts facility would have a material adverse effect on your financial statements. If this is true, we assume that the statement in your Form 10-K that future adjustments to your accrual could have a material adverse effect on your results of operations in a given period is limited to your facility in North Grafton, Massachusetts. If our understanding is correct, please revise future filings to clarify this to your investors so that they better understand where your environmental risks lay, and ensure that you provide robust disclosures in your footnotes and MD&A for the North Grafton, Massachusetts facility.

Response

Under your first comment regarding “Environmental Costs,” we believe the quoted language from the end of the third bullet in our response letter is best put in context by quoting the full sentence, which reads “However, based on currently available information, the Company does not believe there is a reasonable possibility that a loss exceeding the amounts already accrued for our environmental matters (either individually or in the aggregate) would be in an amount that would have a material adverse effect on our financial condition or results of operations.” (Emphasis added.)

On page 44 of the Form 10-K, the issue we intended to convey is the Company may learn new environmental information (that is, information not currently known by the Company) and this new information may require adjustments to accruals, and such adjustments may be material to the financial condition of the Company. Based on information currently known to the Company, we believe our current estimates of the cost of remediating known environmental liabilities will not change materially. However, there is always the possibility new information may come to light that would constitute a material loss.

We believe the statement you refer to on page 44 of our Form 10-K can be reconciled with the statement in our response letter since one addresses the current state of PCC’s knowledge of environmental matters, while the other addresses the possibility of the Company learning new environmental information. While this latter point may state the obvious, we believe it is important to advise investors that the magnitude of environmental liabilities can be substantial. Accordingly, we anticipate continuing to provide these disclosures in future filings.

We would also like to respond to the SEC’s conclusion that PCC’s comment is limited to non-Superfund sites other than our facility at North Grafton. The statement you quote from our response letter is based on the state of our knowledge relative to accruals generally, and it is without any distinction between Superfund sites and non-Superfund sites. Stated differently, based on what we know, the difference between the low and high ends of the estimated range of loss is not material, and this is true for Superfund sites and for non-superfund sites, including North Grafton.

Following the initial comments in paragraph 1, your letter identifies additional information in four bullets that you recommend we consider in future public disclosures:

1.	With respect to the first bullet, we will, in future filings, quantify our Superfund sites relative to our sites that are not being addressed under the Superfund program.

2.	With respect to the second bullet, we will include this information in future disclosures.

3.	With respect to the third bullet, we will include this information in future disclosures.

4.	With respect to the fourth bullet, our previous statements have not distinguished between the adequacy of our existing accruals for Superfund sites as opposed to the adequacy of accruals for non-Superfund sites. And, in particular, our previous disclosures have never intended to distinguish the North Grafton site in any way other than to inform investors that the liability at North Grafton represents the largest component of the Company’s existing accruals for environmental liabilities. Further, based on what we know, we do not believe there is a possibility of a loss at North Grafton that could be material to our financial condition given that the difference between the low and high ends of the estimated range of loss is not material. Stated differently, we are confident we are adequately reserved at North Grafton. The fourth bullet restates the assumption that our North Grafton site represents a unique risk of loss. We do not believe this is the case for the reasons described above. Accordingly, we do not believe this comment is appropriate to revise our disclosures in future filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2006

Note 3 - Acquisitions, page 9

2.	We note your response to prior comment 4. Please explain to us in more detail your methodology for valuing the acquired backlog and customer contracts for both the Shur-Lok and SMC acquisitions. Please tell us what consideration you gave to the guidance in paragraphs B171-B174 of SFAS 141 in determining your methodology. If your methodology does not comply with this guidance, please reassess the fair value of the acquired backlog and customer contracts and demonstrate to us that the fair value of these items is immaterial.

Response

Shur-Lok Backlog

Consistent with paragraph A19 of SFAS 141, we identified Shur-Lok’s order backlog as an intangible asset. We estimated the fair value of that backlog based on “the amount at which it could be bought or sold in a current transaction between willing parties.” The Company believes that the fair value for which a potential buyer would value backlog orders would be computed based on the amount of value remaining after subtracting an acceptable (normal) profit margin. Based on this assumption, and given the fact that it was determined that Shur-Lok’s backlog would not provide greater than normal margins, a potential buyer would value the backlog based on the costs that it would forego as a result of acquiring the orders. In accordance with this methodology, the Company first segregated Shur-Lok’s backlog at the date of acquisition into two categories: (a) backlog in production and (b) backlog pending production. Backlog that was in production at the date of acquisition was excluded from the valuation of the intangible as the related inventories were recorded at fair value in accordance with paragraph 37c of SFAS 141. The backlog pending production (“intangible backlog”) was valued using the excess-earnings method to determine the amount a market participant would be willing to pay to acquire the future cash flows expected to arise from that backlog. Based on the costs a market participant would be able to avoid as a result of acquiring the backlog, we calculated an estimated fair value of $263,000, resulting primarily from selling and related administrative costs that the buyer would be able to avoid. Relative to net income of $633.1 million for the year ended April 1, 2007, the Company concluded that this asset was immaterial to the Company and the reportable segment.

Shur-Lok Customer Contracts

Paragraph B172 of SFAS 141 states that the fair value of an intangible asset arising from a contractual or other legal right represents Shur-Lok’s major customers include Boeing, General Electric, the US government, BAE Systems, EADS and Honeywell, all of which are current customers of the Fastener Products segment and PCC. We also believe, given the limited customer base, all market participants would also have existing relationships with these customers. Moreover, with regard to these customers, at the acquisition date no significant contracts existed at Shur-lok that were more favorable than the contracts in place at other PCC operations and, therefore, the Company believes these contracts had no material intangible asset value. Accordingly, no asset value was attributed to Shur-Lok’s customer contracts.

Special Metals Corporation (“SMC”) Backlog & Customer Contracts

As previously discussed, SMC emerged from bankruptcy and was experiencing difficult conditions both operationally and in their addressed markets just prior to the Company acquiring it. Due to this situation, SMC entered into numerous unfavorable contracts prior to the acquisition by PCC in order to keep the operations running and to generate sufficient cash to survive. The majority of these unfavorable contracts were based on firm fixed pricing arrangements that were in effect during a period of rapidly escalating raw material costs (primarily nickel), resulting in losses and below normal margins. The Company believes these below market contracts had no intangible asset value. The backlog in production at the acquisition date that did have normal profit margins was recorded at estimated fair value in connection with the recording of purchase accounting adjustments. The backlog pending production was evaluated to determine whether it was profitable, unprofitable or at lower than normal margins. Since most of these contracts were unfavorable, no intangible asset value was assigned to this backlog. Rather, pursuant to paragraph 37(k) of SFAS 141, liabilities were established in purchase accounting to provide for this unfavorable backlog. Subsequent to the acquisition, PCC, as a result of its financial strength, its existing relationships with SMC’s customers and its capabilities as a manufacturing organization, negotiated new contracts based on price in effect terms that set selling prices based on the cost of raw materials at the time of production, and established new policies concerning the forward purchase of raw materials to limit ongoing exposure to rising costs. Because the existing customer relationships had resulted in below market contracts, the Company did not assign a value to those customer relationships in purchase accounting.

MD&A – Results of Operations by Segment, page 31

3.	We note your response to our prior comment 3. To the extent that management is aware of trends within your segments, such as the improving results at SMC since its acquisition date, you should disclose these trends, discuss why the trends are occurring, and where practicable quantify the historic impact and expected future impact of these items on your results. Please confirm that you will comply with this comment in future filings.

Response

We confirm that we will comply with this comment in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our response. You may call Shawn Hagel, Vice President and Corporate Controller, at (503) 417-4844 or me at (503) 417-4810.

Sincerely,

/s/ William D. Larsson
William D. Larsson
Senior Vice President and
Chief Financial Officer